A.M. Best Company, Inc.


A.M. Best Company, Inc.
(Board of Directors)
A.M. Best Rating Services, Inc.
(Board of Directors)
A.M. Best Europe
Information Services Limited
(Board of Directors)
A.M. Best America Latina
S.A. de C.V
(Board of Directors)
A.M. Best Asia-Pacific
Limited
(Board of Directors)
A.M. Best Asia-Pacific
(Singapore) Pte. Ltd.
(Board of Directors)
A.M Best Europe
Rating Services Limited
(Board of Directors)
A.M. Best (EU)
Rating Services B.V.
(Board of Directors)

A.M. Best Rating Services, Inc.

Organization Structure

- President & Chief Executive Officer, A.M. Rating Services, Inc.
  - EVP & COO, AMBRS
    - Sr. Managing Director & CRO
      - Managing Director, North American PC
      - Managing Director, Global Reinsurance
      - Managing Director, North American L/H
      - Managing Director, Insurance Linked Securities
      - Managing Director, PC, Life & Annuity Composite
      - Managing Director, Analytics AMBERS, AMBEU, AMBAP, AMBAPS
    - Managing Director, Credit Rating Criteria
    - Sr. Director, Rating Operations
    - Sr. Director, Information Security
    - Sr. Director, Data Management
  - Sr. Managing Director & CIO, Information Technology
    - Managing Director, Head of Data Strategy & Architecture
    - Sr. Director, Rating Application Services
    - Sr. Director, Corporate IT, Technical Engineering
  - EVP & CSO, Strategy, Communications & AMBAL
    - Managing Director, Business Development
    - Managing Director, Industry Relations
    - Managing Director, Market Dev & Information Services AMBERS
    - Managing Director, Market Development AP AMBAPS
    - Sr. Director, Operations & Market Development, AMBAL
  - Sr. Managing Director & CCO, AMBRS, AMBAL
  - Sr. Managing Director & CFO (ex Americas) AMBERS
  - Sr. Managing Director, Internal Operations AMBERS
  - Managing Director, International Compliance (ex Americas), AMBERS